SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

EXHIBIT LIST:

Exhibit

99.1	Press release dated June 23, 2021 announcing launch of (a) offer to exchange the 9⅜% senior notes due 2022 for a combination of new 9⅜% senior secured notes due 2025 and equity fee, (b) consent solicitation relating to the 9⅜% senior notes due 2022 and (c) offer to subscribe to additional 9.0% senior secured notes due 2025.

99.2	Indenture dated May 17, 2021 among Ferroglobe Finance Company, PLC, as Issuer, Ferroglobe PLC as Parent Guarantor, the Guarantors (as defined therein), and GLAS Trustees Limited, as Trustee, GLAS Trust Corporation Limited as Security Agent, Global Loan Agency Services Limited as Paying Agent and GLAS Americas LLC as Registrar and Transfer Agent.

99.3	Intercreditor Agreement dated May 17, 2021 among GLAS Trustees Limited as Original Super Senior Note Trustee, FERROGLOBE PLC as Parent, GLAS Trust Corporation Limited as Security Agent and others.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2021

FERROGLOBE PLC

By:	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)